

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 6, 2022

Shaosen Cheng
Chief Executive Officer
Golden Path Acquisition Corp
100 Park Avenue
New York, NY 10017

>   **Re: Golden Path Acquisition Corp.**
>   **Amendment No. 4 to Registration Statement on Form S-4**
>   **Filed May 9, 2022**
>   **File No. 333-259896**

Dear Mr. Cheng:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 23, 2022 letter.

Amendment No. 4 to Registration Statement on Form S-4 filed May 9, 2022

Summary of the Proxy Statement/Prospectus, page 10

1.   Please address the following as it relates to your revised disclosures in response to prior comment 3:
     • You state that the actual controller of BEIM is the same controller of Best Roads. Clarify what is meant by "actual controller" and disclose the name of such controller and their ownership interest in each entity.
     • Revise to disclose the terms of the Act-in-Concert Agreement.
     • Your disclosures on page F-28 continue to state that MC holds 100% of the equity interests in Mengyun HK and Beijing Xihuiyun. Please revise.

2.   With respect to the Act-In-Concert Agreement that gives voting control of MC to Best

Road Holdings Limited, please also clarify whether Wei Peng now ultimately controls MC through the ownership of Best Road. If so, your cover page, summary, beneficial ownership table and risk factors sections should clarify his control and concentration of voting power and influence. Further, please clarify whether the Act-In-Concert agreement will survive the post-Business Combination transaction and file it as an exhibit.

3. We note that you present two post-reorganization diagrams. Please revise to include a single post-reorganization diagram that is as of a more current date and includes any subsidiaries that you acquired or established after December 31, 2021. In this regard, we note your disclosures on page F-56 regarding Shenzhen Haiyun's acquisition of Shenzhen Tata and the establishment of Shenzhen Youmi, Horgos Youmi, Shenzhen Yushi and Horgos Yushi. Also, revise to disclose the purpose of each of the newly established entities and clarify whether they have any current operations.

Risk Factors, page 21

4. We note your revised disclosures in response to prior comment 4. Please further revise to clearly state here that MC identified seven material weaknesses in their internal control over financial reporting that have not yet been fully remediated.

If MC's direct equity ownership is challenged by the PRC authorities, it may have a significant adverse impact on MCs operating results..., page 44

5. We note your response to prior comment 5 regarding your lack of a VIE structure and your belief and PRC counsel's opinion that direct ownership of your proposed PRC subsidiaries are permitted due to you not participating in any restricted industries. Please revise to provide a description for the basis of this belief that MC and its subsidiaries' operations fall within the MOFCOM permitted activities and are not subject to restrictions to foreign ownership. Further, your revised disclosure, including the consequences to you should you be incorrect in your assessment that MC operates in solely in permitted industries, should be included on the cover page and summary sections.

Management's Discussion and Analysis of Financial Condition and Results of Operations of MC Overview, page 133

6. Please revise your discussion of revenue growth in the Overview section to provide quantified information regarding the increase in revenue related to your fiscal 2020 acquisitions.

Specific Factors Affecting MC's Results of Operations
MC's ability to retain and attract customers, page 134

7. Please address the following as it relates to your response and revised disclosures to prior comment 8:
   • Provide us with your customer count for each category of customer disclosed at December 31, 2020 and 2021 and tell us your consideration to disclose

      such amounts in addition to the number of customers <u>during</u> the measurement period.

- You state that your retention rate is based on the number of customers at the beginning of the period compared to the number old customers during the measurement period. Revise to clarify what is meant by "old customers."
- You also disclose that customers included in this metric are based on those that were customers at any point during the period. Please clarify whether a new customer obtained during the measurement period is included in the retention rate calculations and if so, explain to us how this measure reflects your ability to retain your <u>existing</u> customers.
- Tell us and revise to disclose how customers obtained in your fiscal 2020 acquisitions are included in your retention rate calculations and to the extent possible, quantify the impact of such acquisitions on the increase in the retention rate from fiscal 2020 to fiscal 2021.
- Disclose the percentage of revenue generated from your top 20 customers for each period to add context to the relevance to this measure.

<u>Results of Operations</u>
<u>Year Ended December 31, 2020, compared to the Year Ended December 31, 2021, page 138</u>

8. We note your revised disclosures in response to prior comment 11where you state that Horgos Tianyeumeng and Horgos Youshi contributed RMB 104.3 million and RMB 41.6 million, respectively to the increased holographic technology service revenue. However, it remains unclear how the incorporation of these entities contributed so significantly to your revenue growth. Please explain further how entities that were only established in the fourth quarter of fiscal 2020 had such a significant impact on your revenue growth. To the extent that such growth is the result of the tax incentives available in the City of Horgos, explain how tax incentives available to the company impacted your revenue growth. Similar revisions should be made with regards to Horgos Bowei.

9. You state that the increase in holographic technology service revenue from fiscal 2020 to fiscal 2021 was mainly due to the acquisition of Shenzhen Tianyuemeng (RMB 3.4 million) and the incorporation of Horgos Tianyeumeng (RMB 104.3 million) and Horgos Youshi (RMB 41.6 million). Please include a discussion of any factors that offset these increases. In this regard, the factors you identify contributed to RMB 149.3 million of revenue growth when holographic technology service revenue increased only RMB 121.1 million.

10. You state that cost of holographic solutions increased by RMB 20.5 million or 3661%. Please provide support for the percentage increase in the cost of such revenues or revise your disclosures as necessary.

<u>Unaudited Pro Forma Combined Financial Information, page 174</u>

11. Please remove the comparative pro forma Combined statement of Operations for the year ended December 31, 2020. Refer to Article 11-02(c)(2) of Regulation S-X. Also, revise

Shaosen Cheng
Golden Path Acquisition Corp
June 6, 2022
Page 4

to remove the introductory discussion of Shenzhen Bowei and Shenzhen Tianyuemeng since these acquisitions are now fully reflected in MC's results of operations for 2021.

12. We note your revisions in response to prior comment 17. Pro forma adjustment (10) appears to be eliminating $1.4M of transaction costs that are already included in the historical financial statements of MC and Golden Path. Elimination of such costs does not comply with the updated guidance in Article 11-02 of Regulation S-X. Please revise to remove this adjustment and include only those estimated transaction costs that are not yet reflected in the historical statements of operations. Also, disclose in the pro forma notes that such costs will not recur beyond 12 months following the merger. Refer to Article 11-02(a)(6)(B) and 11-02(a)(11) of Regulation S-X.

MC Hologram Consolidated Financial Statements
Consolidated Statements of Cash Flows, page F-27

13. Please explain what the loan proceeds to third parties and loan repayment from third parties represent. Also, tell us how you determined that such amounts should be presented in investing cash flows. Refer to ASC 230-10-45.

Item 21. Exhibits and Financial Statement Schedules, page II-1

14. Please revise to include updated consents from Shandong Haoxin Certified Public Accountants Co., Ltd. for inclusion of its audit opinions for Shenzhen Tianyuemeng Technology Co., Ltd. and Shenzhen Bowei Vision Technology Co., Ltd in this registration statement. Alternatively, tell us why you believe the financial statements for these entities are required. Refer to Rule 3-05(a) of Regulation S-X.

You may contact Dave Edgar, Senior Staff Accountant, at (202) 551-3459 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin, Kim, Staff Attorney, at (202) 551-3297 or Larry Spirgel, Office Chief at (202) 551-3815 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Bill Huo, Esq.